Exhibit 1

LUNDIN MINING CORPORATION

Annual Information Form

For the Year Ended December 31, 2007

Dated as of March 31, 2008

ii

GLOSSARY

The following is a glossary of certain mining terms used in this Annual Information Form.

Ag	Silver

Alteration	Chemical reactions in a rock mass resulting from the passage of hydrothermal fluids.

Cu	Copper

Feldspar

Family of silicate minerals containing varying amounts of potassium, sodium and calcium along with aluminum, silicon and oxygen. Potassium feldspars contain considerable potassium. Plagioclase feldspars contain considerable sodium and calcium.

Grade	The amount of valuable metal in each tonne of mineralized material, expressed as grams per tonne for precious metals and percent or parts per million for most base metals.

ha.	Hectares

LOM	Life of Mine

Mineralization

The process or processes by which a mineral or minerals are introduced into a rock, resulting in a valuable or potentially valuable deposit. It is a general term incorporating various types; for example, fissure filling, impregnation and replacement.

Mt	Millions of tonnes

Ni	Nickel

Ore	Naturally occurring material from which minerals of economic value can be extracted.

Oxide	Non-sulphide mineral compound typically produced through weathering of sulphides

Pb	Lead

Reclamation	The restoration of a site after mining or exploration activity is completed.

Sulphides	A mineral compound characterized by the linkage of sulphur with a metal or semimetal.

/t	per tonne

Zn	Zinc

NOTE TO U.S. READERS

Reserve and Resource Estimates

In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates of the Company disclosed or incorporated by reference in this Annual Information Form have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”), classified in accordance with Canadian Institute of Mining Metallurgy and Petroleum’s “CIM Definition Standards for Mineral Resources and Reserves” (the “CIM Guidelines”). The definitions of mineral reserves and mineral resources are set out in our disclosure of our mineral reserve and mineral resource estimates that are disclosed or incorporated by reference in this Annual Information Form.

The Company uses the terms “mineral resources”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. While those terms are recognized by Canadian securities regulatory authorities, they are not recognized by the United States Securities and Exchange Commission (the “SEC”) and the SEC does not permit U.S. companies to disclose resources in their filings with the SEC.

Pursuant to the CIM Guidelines, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with measured or indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, inferred mineral resources may not form the basis of any economic analysis, including any feasibility study. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.

LUNDIN MINING CORPORATION

Item 1	PRELIMINARY NOTES

1.1	Incorporation By Reference and Date of Information

Specifically incorporated by reference and forming a part of this annual information form (the “AIF”) are the following documents of the Company, copies of which have been filed with the regulatory authorities in each of the Provinces of British Columbia, Alberta, Ontario, Quebec and Nova Scotia:

(a)	the Company’s news releases and material change reports from January 1, 2007 to the date of this Annual Information Form (“AIF”);

(b)	the Consolidated Financial Statements and Management Discussion and Analysis of the Company for the year ended December 31, 2007; and

(c)	previously filed technical reports for each of the Company’s mining properties and for the Tenke Fungurume Project.

All documentation incorporated by reference in and forming a part of this AIF can be found on the SEDAR website at www.sedar.com under the Company’s profile.

All information in this AIF is as of March 31, 2008 unless otherwise indicated.

1.2	Currency

The Company reports its financial results and prepares its financial statements in United States dollars. Apart from this, all sums of money which are referred to in this AIF are expressed in lawful money of Canada, unless otherwise specified.

1.3	Forward Looking Statements

Certain of the statements made and information contained in this AIF is “forward-looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in this AIF and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper, lead and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Item 2	CORPORATE STRUCTURE

2.1	Name, Address and Incorporation

Lundin Mining Corporation (herein, the “Company” or “Lundin Mining”) was incorporated by registration of its Articles of Incorporation pursuant to the Canada Business Corporations Act (the “Act”) under the name “South Atlantic Diamonds Corp.” on September 9, 1994. The Company changed its name to “South Atlantic Resources Ltd.” on July 30, 1996. In connection with a one-for-six share consolidation that took effect on April 2, 2002, the Company changed its name to “South Atlantic Ventures Ltd.” on March 25, 2002. The share consolidation and name change were approved by shareholders of the Company on January 23, 2002. In connection with the listing of its common shares on the Toronto Stock Exchange effective August 12, 2004, the Company changed its name to “Lundin Mining Corporation”.

Effective October 31, 2006 the Company merged with EuroZinc Mining Corporation (“EuroZinc”), with the resulting entity known as “Lundin Mining Corporation”. The Company and EuroZinc amalgamated effective November 30, 2006.

The Company announced a three-for-one subdivision of its common shares on January 22, 2007. The Company’s common shares commenced trading on a subdivided basis on February 1, 2007 on the Toronto Stock Exchange and on February 9, 2007 on the American Stock Exchange. The Company’s Swedish depository receipts commenced trading on a subdivided basis on the Stockholm Stock Exchange on February 1, 2007.

Effective July 3, 2007 the Company acquired all of the issued and outstanding shares of Tenke Mining Corporation (“Tenke”) and amalgamated with Tenke effective July 31, 2007.

Effective July 17, 2007 the Company acquired 85.5% of the issued common shares of Rio Narcea Gold Mines, Ltd. (“RNG”) in exchange for Cdn$5.50 per share and 73.3% of the outstanding warrants of RNG for Cdn$1.04 per warrant. By August 20, 2007 the Company had acquired 93.1% of the issued and outstanding RNG shares and initiated a compulsory acquisition transaction under the Act.

The Company’s registered and records office is located at Suite 1100, 888 Dunsmuir Street, Vancouver, British Columbia, V6C 3K4. The Company’s business office is located at Suite 2101, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8, telephone: 604-689-7842. The Company also maintains offices at Hovslagargatan 5, Third Floor, Stockholm, Sweden for the purpose of running its foreign mining activities.

2.2	Inter-Corporate Relationships

The following chart illustrates the Company’s ownership interests in its subsidiaries as at December 31, 2007.

Lundin Mining Corporation
(Canada)
100%
Lundin Mining AB
(Sweden)
100%
South Atlantic (Bermuda) I Ltd. (Bermuda)
100%
Tenke Holdings Ltd.
(Bermuda)
30%
TF Holdings Ltd.
(Bermuda)
82.5%
Tenke Fungurume Mining Corp. SARL
(Democratic Rep of Congo)
100%
Zinkgruvan Mining AB
(Sweden)
ZINKGRUVAN MINE
100%
Lundin Mining Exploration AB
(Sweden)
100%
North Atlantic Natural Resouces AB (Sweden)
STORLIDEN MINE
100%
Lundin Mining Ltd.
(Ireland)
100%
Lundin Resources Ltd.
(Ireland)
100%
Lundin Mining Exploration Ltd.
(Ireland)
100%
Rio Narcea Gold Mines, Ltd.
(Canada)
See attached org. chart of Rio Narcea #1
100%
Lundin Mining Exploration S.L. Sociedad Unipersonal
(Spain)
100%
Lundin Mining UK Ltd.
(Great Britian)
49%
Morales (Overseas) Ltd.
(Cyprus)
100%
Ozernoe GOK OAO
(Russia)
100%
Techprominvest OOO
(Russia)
100%
Liarova Holdings Ltd
(Cyprus)
50%
Galmoy Mines Ltd.
(Ireland)
GALMOY MINE
50%
50%
Lundin Zinc Ltd.
(Ireland)
50%
100%
Lundin Mining Holding AB
(Sweden)
100%
Barinas Enterprises Company Limited
(Cyprus)
100%
Somincor S.A.
(Portugal)
NEVES-CORVO MINE
100%
AGC Minas de Portugal
(Portugal)
100%
Zink Holdings Limited
(Cyprus)
99.86%
Pirites Alentejanas, S.A.
(Portugal)
ALJUSTREL MINE

Item 3	BUSINESS OF THE ISSUER

Lundin Mining is a Canadian-based international mining company that owns the Neves-Corvo copper/zinc/silver mine and the Aljustrel zinc/lead/silver mine in Portugal, the Zinkgruvan zinc/lead/silver mine in Sweden, the Galmoy zinc/lead/silver mine in Ireland, the Aguablanca nickel/copper mine in Spain and the Storliden, copper/zinc mine in Sweden. The Company operates all its mines with the exception of the Storliden mine, which is operated under contract with Boliden AB. The Company also holds a 24.75% equity interest in the Tenke Fungurume Project, a major copper/cobalt project under development in the Democratic Republic of Congo (“DRC”) and a 49% interest in the Ozernoe Project in eastern Russia, one of the largest undeveloped zinc/lead projects in the world.

The Company owns, indirectly:

(a)	100% of the outstanding shares of Zinkgruvan Mining AB (“Zinkgruvan”). Zinkgruvan operates the Zinkgruvan mine;

(b)	100% of the outstanding shares of North Atlantic Natural Resources AB (“NAN”). NAN engages in mining and mineral exploration activities in Sweden and owns the Storliden mine;

(c)	100% of the outstanding shares of Galmoy Mines Ltd. (“Galmoy”). Galmoy is an Irish mining and exploration company, the main asset of which is the Galmoy mine located in County Kilkenny, Ireland;

(d)

100% of the outstanding shares of Sociedade Mineira de Neves-Corvo, S.A. (“Somincor”). Somincor is a Portuguese mining and exploration company, the main asset of which is the Neves-Corvo mine in Portugal;

(e)

99.99% of the outstanding shares of Pirites Alentejanas, S.A. (“PA”). PA is a Portuguese holding company that holds the Aljustrel mining license and operating permits and the assets of the Aljustrel mine;

(f)	100% of the outstanding shares of Rio Narcea Gold Mines, Ltd. (“RNG”). RNG is a Spanish mining and exploration company, the main asset of which is the Aguablanca mine located in Spain.

(g)

a 24.75% equity interest in Tenke Fungurume Mining Corp. SARL, an entity incorporated in the DRC. Tenke Fungurume Mining Corp. SARL is the owner of the Tenke Fungurume copper/cobalt deposits located in Katanga Province in the DRC; and

(h)

a 49% equity interest in Morales (Overseas) Ltd. (“Morales”), a Cyprus joint venture company, the remainder of which is owned by IFC Metropol, a Russian financial institution. Morales was formed to develop the Ozernoe zinc/lead deposit located in the Republic of Buryatia, in the Russian Federation, and to operate any resulting mine.

The Company has a 100% interest in several ongoing exploration projects in Sweden, Ireland, Portugal and Spain.

The Company has made strategic investments in a number of companies. Currently, the Company holds:

(a)	a less than 20% interest in Union Resources Limited (“Union”), a publicly traded company listed on the Australian Stock Exchange;

(b)

a less than 20% interest in Sunridge Gold Corp., a publicly traded company listed on the TSX Venture Exchange which reports that it holds several advanced exploration projects in Eritrea, in eastern Africa;

(c)

a less than 20% interest (fully diluted) in Mantle Resources Inc. (“Mantle”), a publicly traded company listed on the TSX Venture Exchange. Mantle reports that it holds 100% of the Akie zinc-lead property in northeastern British Columbia;

(d)

a less than 20% interest in Sanu Resources Ltd., a publicly traded company listed on the TSX Venture Exchange, which reports that it operates with a focus on the acquisition, exploration and discovery of base metal and gold deposits in Eritrea in northeastern Africa; and

(e)

a less than 20% interest in Chariot Resources Ltd. (“Chariot”), a publicly traded company listed on the TSX Venture Exchange. Chariot reports that it is developing its 70% owned Marcona Copper Property in southern coastal Peru.

3.1	Three Year History

Mining

Zinkgruvan Mine

The Zinkgruvan mine was acquired by the Company in June 2004. It has been producing zinc, lead and silver on a continuous basis since 1857.

In June 2006 the Company announced that a new zone of zinc-lead-silver sulphide mineralization was intersected from a surface drill hole. Additional exploration drilling from surface is underway to continue to test the size and grade of the new zone of mineralization.

In October 2007 the Company announced the Zinkgruvan Expansion Programme, a project that is estimated to increase ore production from 900,000 tonnes per annum to 1.2 million tonnes per annum through the addition of copper ore to production. Part of this expansion includes the Zinkgruvan Copper Project, underground and surface concentrator investments to exploit a copper deposit adjacent to the Burkland zinc deposit. First production of copper in concentrate is planned for 2010; annual copper production will be 7,200 tonnes in concentrate. At the time of the announcement, capital expenditure for the Zinkgruvan Copper Project was expected to be approximately US$37 million on an unescalated basis and based on ruling exchange rates.

Neves-Corvo Mine

The acquisition of the Neves-Corvo mine, by EuroZinc, was completed in June 2004. Neves-Corvo is an operating underground mine in Portugal that has been a significant producer of copper since 1989.

Zinc production commenced in July 2006. In January 2007 the Company announced that the zinc processing facility was operating at the designed production and metallurgical performance levels.

During the third quarter 2007 an internal study was conducted to support a request for a capital investment to conduct a feasibility study on the Lombador zinc deposit, which is directly adjacent to the existing mine in Portugal. If the project is subsequently approved, Lombador will significantly expand the Company’s zinc production once developed. At the end of the third quarter, capital to undertake the completion of a final feasibility study was approved by the Board of Directors. Infill and resource expansion drilling continued on Lombador, and metallurgical test work of samples commenced towards year end. A feasibility study was initiated prior to year end with the intent to have this study in hand by December 2008, with a target to start mining Lombador in late 2011 or early 2012. Ultimate mining rate of Lombador is expected to reach 2 million tonnes per year. At the time of the announcement, total capital expenditure for the project was estimated to be US$250 million on an unescalated basis and based on ruling exchange rates.

Aguablanca Mine

The Aguablanca mine was acquired by the Company in July 2007, through its purchase of RNG.

Commercial production started in January 2005 and the first nickel/copper concentrate was sold in May 2005.

In conjunction with commencement of open pit operations, a 2,700 metre-long ramp to access the mineralization below the Aguablanca open pit was developed and completed in 2005. This facilitated commencement of an underground exploration drilling program to test the continuation of mineralization at depth. This exploration continued during 2007.

Galmoy Mine

The merger of the Company and ARCON International Resources p.l.c. (“Arcon”), the principal asset of which was the Galmoy mine, was completed in April 2005.

Production in 2007 was negatively affected by a labour contract negotiation dispute and technical challenges associated with ground control. Both issues were resolved and production is expected to return to normal levels.

Aljustrel Mine

Development of this project continued throughout 2007.

On December 16, 2007 the Company started to process run of mine ore from the Moinho ore body and to produce zinc concentrates. Management expects to start producing zinc and lead concentrates from the Feitais ore body during the second half of 2008. Initially, Feitais production was scheduled to start in 2009. Aljustrel is expected to reach full production during the first quarter of 2009 at a targeted annual rate of 80,000 tonnes of contained zinc, 17,000 tonnes of contained lead and 1.25 million ounces of silver.

Storliden Mine

The Storliden mine is owned by NAN, an indirect subsidiary of the Company. The mine is scheduled to close during the third quarter of 2008 after the termination of production scheduled for the second quarter of 2008. Costs for closing the operations are expected to be less than US$400,000 and have been provided for.

Projects

Ozernoe Zinc Deposit

The historic non-NI43-101 compliant resource for Ozernoe is reported as 157 million tonnes grading 5.2% zinc and 1.0% lead making it one of the largest undeveloped open-pitable sulphide zinc resources worldwide.

In November 2006 the Company announced that it had completed a previously announced transaction with IFC Metropol to acquire a 49% equity interest in the Ozernoe zinc/lead deposit in the Republic of Buryatia, Russian Federation, for consideration of US$115 million cash plus a commitment to pay an additional US$10 million on the commencement of commercial production.

In late 2006 the Ozernoe Project carried out a resource verification drilling program. In 2007 bids for a Feasibility Study were solicited and received. In addition, a drill program was implemented for the purpose of resource definition and geotechnical and hydro-geological investigations; metallurgical test work on composite core samples was also undertaken. Work towards a Feasibility Study is currently progressing, and scheduled for completion in mid-2009.

Tenke Fungurume Copper/Cobalt Deposit

On July 3, 2007 the merger of the Company and Tenke Mining Corp. was completed and the Company acquired indirect ownership of Tenke’s 24.75% equity interest in the Tenke Fungurume copper/cobalt deposits located in Katanga Province in the DRC. Tenke’s operating partner is Freeport-McMoRan Copper & Gold Inc. (“Freeport”), which entity holds a 57.75% interest in the deposits. The remaining 17.5% interest is held by La Generale des Carrieres et des Mines, the DRC state-owned mining company.

In October 2007 the Company announced that construction of the initial phase of operations was well underway and that production start up was scheduled for 2009.

The Company is responsible for funding 30% of all capital investments however there are contractual mechanisms in place whereby Freeport has the obligation to finance the Company’s portion of any cost increases beyond 25 % overruns of original project scope, at the Company’s discretion.

In February 2008 the Company advised that it had received a copy of a letter from the Ministry of Mines, Government of the Democratic Republic of Congo and addressed to Tenke Fungurume Mining S.A.R.L. (“TFM”). The Ministry was requesting that further discussions take place regarding the TFM mining partnership with the DRC state-owned mining company. The Company further advised that it was of the view that TFM’s agreements with the government were legally binding, that all related issues had been fully dealt with under Congolese law and that the terms that had been previously negotiated exceeded the requirements of the Congolese Mining Code. Discussions continue with the Government in regards to issues raised in their letter, which the Company was advised was formally responded to by TFM.

Salave Project

Salave is an undeveloped, near-surface gold deposit located in Asturias, in northern Spain. The project was acquired by the Company in August 2007, through its purchase of RNG. RNG purchased Salave in October 2003 and in 2004 undertook a full feasibility study from which a NI 43-101 compliant technical resource report was prepared. The report estimates that Salave contains an approximate Measured and Indicated Resource of 1.5 million ounces of gold in 15,195,000 tonnes grading 3.0 g/t gold using a cut-off grade of 1.0 g/t gold. An additional 0.2 million ounces of gold is estimated to be contained in 2,813,000 tonnes grading 2.5 g/t gold in the Inferred Resource category. Four of the principal zones of gold mineralization within the deposit remain open for possible additions to the current resource.

In 2004, RNG commenced the permitting process for the Salave project and during 2005 all requisite documentation for this process was prepared and presented for approval. In August 2005, the Regional Government of Asturias rejected the application for “change of land use” required to develop the project. The decision, which was not based on environmental factors, was not anticipated because it contradicted several other authorizations previously received by RNG, the most important of which being the expropriation of farm land and its dedication to mining use. After a review of its legal options, RNG commenced legal applications to the local courts seeking reversal of the decision and/or monetary compensation. The outcome and timing of any legal action are presently uncertain.

Mine Closures

The Company acquired the El Valle and Carlés gold mines in Spain, and the Vueltas mine in Honduras, as part of the acquisition of RNG. Restoration of the Spanish properties is underway; reclamation work has been underway at the Honduran property since August 2004.

Exploration

The Company carries out exploration to discover new mineral resources. US$35.3 million was incurred in 2007, comprising US$26.6 million in direct costs, US$10.1 million of previously capitalized exploration expenditures and offset by a US$1.4 million recovery relating to the value of shares received in connection with two farm-out option agreements signed by the Company in 2007. Direct costs were spent on copper/zinc exploration in Portugal, zinc-lead exploration in Sweden, Ireland and Spain and nickel/copper exploration in Spain. Approximately 130,000 metres of drilling were completed in 2007 with the majority devoted to resource exploration drilling that resulted in the substantive year-over-year increases in the resources presented in the accompanying tables and in the Company’s March 28, 2008 press release (the “2007 Reserves Estimate Update”) updating the Company’s estimated mineral reserves and resources as at December 31, 2007.

An exploration budget of US$38.9 million has been approved by the Board of Directors for 2008. This budget will again fund a drill-intensive program with a total 156,200 metres of drilling planned for 2008, including 55,400 metres planned for Portugal with the remainder apportioned between Spain, Sweden and Ireland. Of this total, about two-thirds will be devoted to resource exploration at and near to our mine operations with the objective of further increasing our mineral resource base. The remainder of the 2008 budget will be focused on regional base metals exploration largely within the prospective mineral belts that host our mines, including the Iberian Pyrite Belt.

Corporate Matters

Since December 31, 2003 the Company has grown from a holding company with an interest in a single mining operation, to an international mining company with 100% ownership of 6 operating mines, an equity interest in two major mine projects and strategic investments in several companies. Much of the Company’s growth has been as a result of acquisitions, starting with the acquisition of the Zinkgruvan mine in 2004. In 2005 the Company acquired the Galmoy mine and in 2006 it completed its merger with EuroZinc, owner of the Neves-Corvo mine and the Aljustrel project. Also in 2006 the Company completed the acquisition of its 49% interest in the Ozernoe zinc/lead deposit. In 2007 the Company made a successful take-over bid for all of the shares of Rio Narcea Gold Mines, Ltd., the owner of the Aguablanca mine and completed a merger with Tenke Mining Corp. and its 24.75% interest in the Tenke Fungurume project.

3.2	Significant Acquisitions and Dispositions

In March 2005 the Company made an offer to acquire all of the issued and outstanding shares of Arcon in exchange for cash and shares of the Company, which transaction has since been completed.

On August 21, 2006 the Company and EuroZinc announced that they had entered into a definitive agreement to merge the two companies. The merger was completed on October 31, 2006 and financial results were consolidatd effective from November 1, 2006. On November 30, 2006 the Company and EuroZinc amalgamated with the resulting company being “Lundin Mining Corporation”.

In November 2006 the Company announced that it had completed a previously announced transaction with IFC Metropol in respect of the acquisition, by the Company, of a 49% equity interest in the Ozernoe zinc/lead deposit in the Republic of Buryatia, Russian Federation, for consideration for US$115 million cash plus a commitment to pay an additional US$10 million on the commencement of commercial production.

On April 11, 2007 the Company and Tenke announced that they had entered into a definitive agreement for Lundin to acquire Tenke Mining Corp. The acquisition was subsequently completed and financial results were consolidated effective from July 1, 2007. On July 31, 2007 the Company and Tenke amalgamated, with the resulting company being “Lundin Mining Corporation”.

On April 20, 2007 the Company made a formal take-over bid to acquire all of the issued and outstanding shares and warrants of RNG, offering $5.00 per share and $1.04 per warrant. On June 29, 2007 the offer per share was increased to $5.50. The acquisition was completed on July 17, 2007 and financial results were consolidated from that date.

On August 8, 2007 the Company and Red Back Mining Inc. completed the sale, to Red Back, of the Tasiast gold mine, which was acquired as part of the acquisition of RNG. The consideration was US$225 million and the assumption of US$53.1 million of debt and derivative liabilities related to the Tasiast project.

On October 1, 2007 the Company completed a transaction providing for the delivery, to Silverstone Resource Corp., of all silver in concentrate produced at the Neves-Corvo and Aljustrel mines.

3.3	Trends

The Company is not aware of any specific trend, commitment, event or uncertainty that is reasonably expected to have a material effect on the Company’s business. There are, however, many uncertainties inherent in the mining and mineral exploration business and operations in foreign countries that could have material adverse effects on the Company’s Business. See “Item 6 Risk Factors” below for further particulars.

Item 4	NARRATIVE DESCRIPTION OF THE BUSINESS

4.1	General Description of Business

The Company is a Canadian-based international mining company that owns the Neves-Corvo copper/zinc mine and the Aljustrel zinc mine in Portugal, the Zinkgruvan zinc/lead/silver mine in Sweden, the Galmoy zinc/lead mine in Ireland, the Aguablanca nickel/copper mine in Spain and the Storliden, copper/zinc mine in Sweden. The Company operates all its mines with the exception of the

Storliden mine, which is operated under contract with Boliden AB. The Company also holds a 24.75% equity interest in the Tenke Fungurume Project, a major copper/cobalt project under development in the Democratic Republic of Congo (“DRC”) and a 49% interest in the Ozernoe Project in eastern Russia, one of the largest undeveloped zinc/lead projects in the world.

Number of Employees

The Company and its subsidiaries have a total of approximately 1,850 employees and 1,700 contract employees; its operations include six mines in Sweden, Portugal, Ireland and Spain.

4.2	Description of Properties

The following descriptions of the Storliden, Zinkgruvan, Galmoy, Neves-Corvo, Aljustrel and Aguablanca mines are based on previously filed technical reports, the 2007 Reserves Estimate Update and on the Company’s and its subsidiaries previously filed news releases, material change reports, financial statements and management discussion and analysis. Unless noted otherwise, all of the technical reports referenced in this Annual Information Form have been filed on SEDAR under the Company’s profile. For more detailed geological information in respect of the Company’s properties, direct reference should be made to these technical reports.

Zinkgruvan Mine

The operation consists of an underground mine and processing facility with associated infrastructure and a production capacity of 900,000 tonnes of ore throughput.

Zinkgruvan holds two exploitation concessions covering the deposit and its immediate area. The Zinkgruvan Concession, which originally consisted of a large number of small mining rights, was consolidated in 2002 into one concession covering an area of 254 hectares. The Klara Concession was granted in 2003 and covers 355 hectares, mainly over new areas in the western part of the deposit.

The Zinkgruvan property is approximately 200 kilometres west of Stockholm, Sweden and near the town of Örebro. Access to Örebro is possible by paved highway, rail and by aircraft. The port of Otterbäcken on Lake Vänern is about 100 kilometres from Zinkgruvan by road. The port of Göteborg on Sweden’s west coast is accessible by lake and canal from Otterbäcken, a distance of 200 kilometres.

During 1996-1997 resource definition drilling at Burkland led to the recognition of significant copper mineralization drilling program was undertaken. A 3.1 Mt Indicated Resource grading 2.9% Cu has since been defined.

The 2007 Reserves Estimate Update disclosed the following data for the Zinkgruvan mine:

Zinkgruvan, Sweden (1) (2)

December 31, 2007	Tonnes	Zinc %	Lead %	Silver g/t	Copper %

Mineral Reserves
Proven, Zinc	8,306	10.3	5.5	114.0
Probable, Zinc	2,249	8.4	2.8	62.0
Proven & Probable	10,555	9.9	4.9	102.9

Mineral Resources
Measured, Zinc	553	6.3	0.9	24.0
Indicated, Zinc	3,677	9.3	4.5	109.0
Measured & Indicated, Zinc	4,230	8.9	4.0	97.9

Indicated, Copper	3,100	0.5	0.0	32.0	2.9

Inferred, Zinc	4,320	9.4	2.9	67.0
Inferred, Copper	770	0.2	0.0	20.0	2.8

Notes:

(1)

The 2007 Zinkgruvan Mineral Resource data is exclusive of the Mineral Reserves, and the copper Mineral Resources are estimated using a 2.0% Cu cut-off. The 2007 Zinkgruvan zinc/lead Mineral Resources and Reserves are estimated using a SEK250 NSR cut-off. The metal prices used are US$1,653/t for Zn, US$3,307/t for Cu, US$992/t for Pb and US$10.00/oz for Ag and the assumed exchange rate is SEK/US 7.75.

(2)

The Qualified Persons responsible for the Zinkgruvan reserve and resource estimates is Neil Burns, the Company’s Corporate Resource Geologist, who is a Professional Geologist registered with the Association of Professional Engineers and Geoscientists of British Columbia (“APEGBC”), together with Per Hedström and Lars Malmström, employees of the Zinkgruvan mine and members of the Australian Institute of Mining and Metallurgy.

The Zinkgruvan underground mine has three shafts with current mining focused on the Burkland and Nygruvan ore bodies. One shaft is used for ore and waste handling; the other two are used for transportation of personnel and for emergency egress.

The current flowsheet consists of crushing and autogenous grinding, bulk flotation, concentrate regrind, selective flotation separation of lead concentrates from zinc concentrates, all followed by thickening and filtration of the individual lead and zinc concentrates. After the upgrade of the autogenous grinding system with speed control in July 2007 the capacity of the mill rose to 900,000 tonnes per annum.

In October 2007 the Company announced the Zinkgruvan Expansion Programme, a project that is projected to increase ore production from 900,000 tonnes per annum to 1.2 million tonnes per annum through the addition of copper ore to production. Part of this expansion includes the Zinkgruvan Copper Project, underground and surface concentrator investments to exploit a copper deposit adjacent to the Burkland zinc deposit. First production of copper in concentrate is planned for 2010; annual copper production will be 7,200 tonnes in concentrate.

Zinkgruvan has dedicated staff responsible for environmental matters throughout the site. Zinkgruvan has previously been the subject of an application to the County Environmental Board for not complying with certain environmental regulations. The application related to dusting incidents from the tailings pond at the mine. Apart from this incident the Company has, to its knowledge, met all emission standards.

Neves-Corvo Mine

The mine is located approximately 220km southeast of Lisbon in the Alentejo district of southern Portugal.

Neves-Corvo is located in the western part of the Iberian Pyrite Belt which stretches through southern Spain into Portugal and which has historically hosted numerous major stratiform volcano-sedimentary massive sulphide deposits. Five massive sulphide lenses have been defined at Neves Corvo comprising Neves (divided into North and South), Corvo, Graça, Zambujal and Lombador. The base metal grades are segregated by the strong metal zoning into copper, tin and zinc zones, as well as barren massive pyrite.

The mine access is provided by one vertical 5m diameter shaft, hoisting ore from the 700m level, and a ramp from surface. A number of different stoping methods are employed on the mine but the most prominent being Bench and Fill and Drift and Fill.

The processing operations at Neves-Corvo are divided between the Copper Plant, which treats copper ores, and the Zinc Plant which treats a polymetallic ore. The processing of copper ores at Neves-Corvo is well established, with over 18 years of production. The plant has treated a maximum of 2.0 Mtpa of ore and the plant has been modified to treat up to 2.2Mtpa.

In 2006 the Company commenced treating zinc ores. These massive pyrite ores are essentially polymetallic, containing minor levels of copper, lead, and silver although these minerals are not recovered. The ores are treated at a rate of 400,000tpa in the former Tin Plant which has been converted for this purpose.

The 2007 Reserves Estimate Update disclosed the following data in respect of Neves-Corvo:

Neves-Corvo, Portugal (1) (2)
December 31, 2007	Tonnes		Copper %	Zinc %	Lead %

Mineral Reserves
Proven, Copper	17,184		4.4	0.9	0.2
Probable, Copper	530		2.8	0.2	0.3
Proven & Probable,	17,714		4.4	0.9	0.2
Copper

Proven, Zinc	19,029		0.4	6.1	1.1
Probable, Zinc	141		0.4	6.3	2.3
Proven & Probable, Zinc	19,170	(3)	0.4	6.6	1.2

Neves-Corvo, Portugal (1) (2)
December 31, 2007	Tonnes	Copper %	Zinc %	Lead %

Mineral Resources
Measured, Copper	19,239	5.1	1.0	0.3
Indicated, Copper	1,198	4.0	1.2	0.3
Measured & Indicated,	20,437	5.1	1.0	0.3
Copper

Measured, Zinc	38,637	0.5	5.6	1.1
Indicated, Zinc	596	0.5	5.2	1.4
Measured & Indicated,	39,233	0.5	5.6	1.1
Zinc

Inferred, Copper	3,338	3.4	0.8	0.2
Inferred, Zinc	37,735	0.4	5.9	1.6

Notes:

(1)

The 2007 Neves-Corvo Mineral Resource data is inclusive of the Mineral Reserves and is estimated at a cut-off of 1.0% Cu and 3.0% Zn respectively. The 2007 copper and zinc Mineral Reserves are estimated using a cut-off grade of 1.6% Cu and 4.6% Zn respectively.

(2)

The Qualified Persons responsible for the Neves-Corvo reserve and resource estimates are Lundin Mining’s Corporate Resource Geologist, Neil Burns, who is a Professional Geologist registered with APEGBC together with the mine’s geology and engineering department under the guidance of Nelson Pacheco and Carlos Moreira.

(3)

This Resource and Reserve table excludes the Lombador South Proven and Probable Zinc Reserve and Measured and Indicated Zinc Resource which was disclosed by the Company on March 28, 2008 and will be detailed in a supporting technical report filed within 45 days of that date.

Aguablanca Mine

Commercial production started in January 2005 and the first nickel/copper concentrate was sold in May 2005.

The Aguablanca nickel/copper sulfide deposit is located in the province of Badajoz, in the municipality of Monesterio, five kilometres west of the village of El Real de la Jara. The Aguablanca deposit has excellent logistical communications being approximately three kilometres from the Seville-Merida national highway, 80 kilometres by road to Seville and 140 kilometres from a major seaport at Huelva. There is ready access to power, telephone lines and domestic water and industrial water and several sources.

The Aguablanca region has a Mediterranean climate.

The mineral rights consist of leases, options to purchase or freehold interests in registered exploration permits, surveyed investigation permits and state mineral reserves covering a total surface area of approximately 5,645 square kilometres.

The Aguablanca deposit consists of three parts: (1) the main mineralized body, approxiomately 300 metres long by 50 to 100 metres wide, trends east-northeast, (2) a deeper mineralized extension, and (3) the northern body. The mineralized bodies are cut by northeast and northwest trending faults.

The mine operation has been developed with contract mining. In 2007 production from the open pit operation was 1,707,330 ore tones at 0.51% nickel and 0.40% copper. During 2007, the mine had a strip ratio of approximately 8:1. This is expected to rise to 11:1 for 2008 as a backlog of stripping is addressed and development takes place for the next phase of pit design. Life of mine strip ratio beyond 2008 is expected to average 6.9:1.

The Aguablanca processing plant has been designed to produce a bulk copper/nickel/platinum group metals concentrate. However, the plant has the flexibility to produce separate copper and nickel concentrates with minimal loss of nickel to the copper concentrate, by exploiting the flotation rate differences between the fast floating copper and the nickel minerals.

The 2007 Reserves Estimate Update disclosed the following information:

Aguablanca, Spain (1) (2)
December 31, 2007	Ktonnes	Ni%	Cu%

Mineral Reserves
Proven	6,337	0.64	0.51
Probable	4,339	0.59	0.47
Proven + Probable	10,676	0.62	0.49

Mineral Resources
Measured	7,922	0.64	0.53
Indicated	5,809	0.61	0.51
Measured + Indicated	13,731	0.62	0.52

Inferred	2,656	0.41	0.32

Notes:

(1)

The 2007 Mineral Resources are inclusive of Mineral Reserves. The 2007 in pit Resources and Reserves have been reported above a 0.2% nickel cut-off. The 2007 underground Resources are reported above a 0.3% Ni cut-off and the Reserves above a 0.5% nickel cut-off.

(2)

The Qualified Persons responsible for the Aguablanca reserve and resource estimates are Lundin Mining’s Corporate Resource Geologist, Neil Burns, who is a Professional Geologist registered with the APEGBC and Alan Noble, PE.

Galmoy Mine

The Galmoy mine is located in south-central Ireland in County Kilkenny, on its northern boundary with County Laois. The immediate Galmoy mine, plant and tailings containment area is covered by five contiguous State Mining Licenses (“SMLs”), being SML 1, SML 6, SML 8, SML 9 and SML 10, totalling 1,590.9 ha. These SMLs are located within and surrounded by a contiguous block of six prospecting licenses.

The mine can be reached from Dublin by paved highways and secondary roads and is approximately 30 km to the northwest of the city of Kilkenny. Numerous secondary and tertiary roads, most of them paved, although often narrow and sinuous, reach all corners of the immediate mine area.

Active exploration programs on these holdings have been ongoing since the mid-1980s., The exploration group plans and carries out all the programs, including definition drilling on mineralised zones. The latter is done in consultation with mine geological staff.

The underground mine has most of the workings between 100 m and 160 m below surface. The primary access is by a decline and mine production is primarily carried out by room-and-pillar and by bench-and-fill methods.

The Galmoy flowsheet employs a conventional SAG-ball mill grinding circuit with differential flotation for the production of lead and zinc concentrates.

The 2007 Reserve Estimate Update disclosed the following information in respect of the Galmoy mine:

Galmoy, Ireland (1) (2)
December 31, 2007	Tonnes	Zinc %	Lead %	Silver g/t

Mineral Reserves
Proven	1,877	16.1	4.6	44.3
Probable	143	12.3	1.4	10.1
Proven & Probable	2,020	15.8	4.4	41.9

Mineral Resources
Measured	1,435	15.3	3.6	36.8
Indicated	510	13.9	2.2	15.6
Measured & Indicated	1,945	14.9	3.2	31.3

Inferred	33	13.2	0.9	8.0

Notes:

(1)

The 2007 Galmoy Mineral Resource data is exclusive of the Mineral Reserves and is estimated at a cut-off of 4.5% Zinc Equivalent (Zn + Pb/2). The 2007 Mineral Reserve is estimated at a cut-off of 6.0% Zinc Equivalent.

(2)

The Qualified Persons responsible for these estimates are Neil Burns, the Company’s Corporate Resource Geologist, who is a Professional Geologist registered with the APEGBC, Mike Lowther, P.Geo., MIMMM CEng., Mine Superintendent; and EurGeol, Paul McDermott, Head of Technical Services.

Aljustrel Mine

The Aljustrel Project includes the Aljustrel Mining Lease (4.7 sq km) and the surrounding Malhadinha Exploration Concession (253 sq km). The properties are held by Pirites Alentejanas, S.A. (“PA”), which in turn is owned by Lundin Mining (ownership of 99.9%).

Mining in this area has been carried out for over a hundred years, primarily for pyrite. Base metal mining was conducted from 1991 to 1993 utilizing modern mining methods and procedures with large and productive equipment. The underground openings and infrastructure, the process plant and the waste management facilities have been on continuous care and maintenance since closure.

Development of the Aljustrel Project continued throughout 2007. The project comprises the upgrading of the process facilities, underground access and infrastructure, and pre-production development of underground stoping areas to produce 1.8Mtpa of zinc, lead, copper and silver ore. In December 2007 the Company announced that production at the Aljustrel mine and mill had started and that the first zinc concentrates were produced on December 16, 2007. The mine was expected to reach full production during the first quarter of 2009 at a rate of 80,000 tonnes of concentrated zinc, 17,000 tonnes of contained lead and 1.25 million ounces of silver.

The Aljustrel Project is accessible by rail and major highways from Lisbon and Faro, both of which have daily international flights to other locations in Europe and abroad. Aljustrel is located 175km southeast of Lisbon by road and 125km north of Faro.

The area has a Mediterranean climate that is characterized by long, dry summers and short, moderate winters.

As reported in the 2007 Financial Statements, an impairment test was carried out and identified that the carrying value of the Aljustrel mine was unlikely to be recovered, resulting in an impairment charge to mineral properties and development costs of US$193.1 million (US$141.9 million after tax). The impairment charge occurred, in part, due to the decline of the US dollar against the Euro, as the Company’s operations in Europe incur operating and capital costs primarily in Euros, while revenue from concentrate sales is denominated in US dollars. The fair value of the reporting units was estimated using all available information at the effective date of the impairment tests, including discounted estimated future cash flows, replacement costs and other market related data. Management will continue to assess the viability of this project.

The 2007 Reserves Estimate Update disclosed the following information:

Aljustrel, Portugal (1) (2)
December 31, 2007	Tonnes	Copper %	Zinc %	Lead %	Silver g/t

Mineral Reserves
Probable, Zinc	13,130	0.2	5.6	1.8	62.9
Probable, Copper	1,664	2.2	1.0	0.3	14.6

Mineral Resources
Measured, Zinc	5,529	0.4	5.0	1.8	50.5
Indicated, Zinc	20,337	0.2	5.7	1.8	62.2
Measured & Indicated, Zinc	25,867	0.3	5.6	1.8	59.7

Measured, Copper	938	2.2	1.2	0.4	24.1
Indicated, Copper	5,271	2.1	0.9	0.2	13.9
Measured & Indicated, Copper	6,209	2.1	0.9	0.3	15.4

Inferred, Zinc	10,624	0.3	5.1	1.6	48.6
Inferred, Copper	2,204	2.1	0.7	0.2	11.7

Notes:

(1)

The 2007 Aljustrel Mineral Resource data is inclusive of Mineral Reserves. The copper Mineral Resources and Mineral Reserves are estimated using a 1.5% Cu cut-off for all deposits. The 2007 Aljustrel zinc Mineral Resources and Mineral Reserves are estimated using 4.5% Zn, 4.0% Zn and 4.0% Zn for the Feitais, Moinho and Estacao deposits respectively.

(2)

The Qualified Persons responsible for the Aljustrel reserve and resource estimates are Lundin Mining’s Corporate Resource Geologist, Neil Burns, who is a Professional Geologist registered with the APEGBC and Aljustrel’s Project Manager, Guy Lauzier, PEng.

Storliden Mine

In 2006 it was determined that the mine would be closed during the latter part of the third quarter of 2007. That date was subsequently extended to the third quarter of 2008. Costs for closing the operations are expected to be less than US$400,000 and have been provided for.

4.3	Other Projects

Tenke Fungurume Project

The Company holds a 24.75% equity interest in the Tenke Fungurume copper/cobalt deposits located in Katanga Province in the DRC. Tenke’s operating partner is Freeport, which entity holds a 57.75% interest in the deposits. The remaining 17.5% interest is held by La Generale des Carrieres et des Mines (“Gecamines”), the DRC state-owned mining company.

The Tenke Fungurume Project is situated on two concessions totaling in excess of 1,500 square kilometres. The Project is situated about 175 kilometres northwest of Lubumbashi, in southeastern DRC.

The main highway, the main railroad, and the main power line connecting Kolwezi and Likasi with Lubumbashi pass through the Project. Scheduled air service is available between Lubumbashi and the capital at Kinshasa, as well as from Johannesburg, South Africa and Zambia. An airstrip on the Project can accommodate Hercules C130’s and small passenger jets. Port facilities at Dar-es-Salaam, Tanzania, Walvis Bay, Nambia and Richards Bay/Durban, South Africa, can be accessed via road and rail. Most copper and cobalt product and bulk mine consumables will be shipped between the DRC and ports in Nambia and South Africa as the primary transport routes.

Climate at the Project is subtropical.

Facilities have been designed to initially produce approximately 115,000 metric tonnes per annum (“tpa”) of London Grade A quality copper cathode and 8,000 tpa of cobalt in any combination of cobalt metal or intermediate cobalt hydroxide. Site infrastructure and process facility layouts have been designed contemplating significant future potential expansions.

Under Freeport’s direction, as Operator, construction advanced during 2007.

As at the end of 2007, more than 60% of the project design engineering and more than 70% of equipment purchases were completed. Construction progress approached the 17% completion point with construction work force in excess of 1,200 workers.

Offsite work is also in progress with Freeport advancing the Lundin/Freeport commitments to refurbish local hydro power generating capabilities by rebuilding several generators at the Nseke Power Station, west of the Tenke Fungurume concessions towards Kolwezi. This investment will provide a dramatic improvement to the regional power infrastructure. The Project also invested in national highway upgrades and community facilities such as schools, water supply and medical facilities in the Tenke Fungurume vicinity.

During the fourth quarter 2007, Freeport announced updated capital costs with the latest estimated direct capital cost rising to US$900 million. Copper and cobalt production is now expected in 2009. Estimated cost of the project continues to be monitored to mitigate further cost increases; however, additional cost escalation cannot be ruled out.

In connection with a long announced Government Policy to review all mining agreements in the DRC, the Ministry of Mines recently made a formal request for further discussion with TFM regarding the TFM Project partnership with Gecamines. Included in the request for discussion are such matters as the quantum of transfer payments to the DRC, the percentage of Government ownership in the TFM Project, the degree of Gecamines involvement in the management of the TFM Project, regularization of certain issues under Congolese law, and the implementation of social plans.

By way of background: In mid-2002, the DRC parliament approved a World Bank sponsored new DRC Mining Code which largely replaced the legacy approach to DRC government/investor mineral property ownership (such as existed with partnerships with the State mining organization - Gecamines). DRC mineral property partnerships were previously characterized as with Tenke Fungurume’s agreements by a regime of high DRC Government/Gecamines shareholding interest and up front asset transfer payments, schedule obligations and minimum production starting sizes, in combination with essentially complete exemptions on taxes and duties for the life of mine.

The new DRC Mining Code is characterized by a regime of minimal government related share ownership (5%), a full suite of corporate income tax (30%), metal export (1 % of net sales “NSR”) and expatriated dividend (10%) taxes, metal royalties (2 % NSR for base metals), an extensive list of imported goods duties, and no requirements for project schedules nor minimum mine production sizes. In mid-2003 the Government of Transition came into full power in the DRC and at the unanimous request of, relevant Ministers, the four vice-presidents and the Presidency of the Government, a proposal was submitted by the investing partners to amend existing agreements governing the development of the Tenke Fungurume Project, based on the commercial principles of the new DRC Mining Code.

In the second half of 2003 and throughout 2004 numerous meetings were held with the new government and revised development proposals were submitted to Gecamines and government officials. Negotiations proceeded and in January 2005 the economic council of the DRC (Ecofin) recommended approval of the major terms of amendments to the Tenke Fungurume underlying ownership and development agreements. Under the direction of the Presidency, in mid-2005 an Inter-Ministerial Committee was established to support finalization of amended terms and Tenke Fungurume agreements. Between September and November 2005 amended agreements for the development of the Tenke Fungurume project were completed and formally approved by Gecamines, then the relevant Ministers, the executive Council of Ministers of the Government of the DRC and further ratified by Presidential decree. These final agreements govern through the subsidiaries of Lundin Mining Corporation, Phelps Dodge (Freeport), Gecamines’ and the DRC Government’s rights and obligations related to the Tenke Fungurume mineral concessions all in complete conformance to DRC and international law.

The amended agreements resulted in an effective 24.75% interest in the Project for Lundin, 57.75% ownership by Freeport, as Operator, and 17.5% ownership by Gecamines. In addition to the commitment to develop the project under the full suite of DRC Mining Code, corporate, export and dividend taxes, metals royalties and duties noted above, sole funding investor’s Freeport and Lundin committed to

Gecamine’s benefit, a total of US$100 million in asset transfer payments (US$65 million already paid, a further US$5 million currently sits in escrow, and US$10 million annually on the first three anniversaries of production).

Furthermore, Lundin and Freeport made other commitments in excess of that required by the new DRC Mining Code including: starting production greater than 40,000 tonnes per annum (“tpa”) copper production (actual starting size is designed at 115,000 tpa); a special local annual social fund, effectively, doubling the local contribution from the DRC mining code royalty; technology transfer and training programs, and special involvement from Gecamines in various aspects of the project. In aggregate the amended terms are significantly better for DRC than if Tenke Fungurume project was developed exclusively under the DRC Mining Code, with more than half the value of the deposit over the long term aggregating to the DRC/Gecamines.

The Company believes the TFM agreements with the Government are legally binding, all related issues have been duly addressed under Congolese law and the overall fiscal terms as previously negotiated and incorporated into the Congolese Mining Convention as Amended and Restated and that they exceed the requirements of the Congolese Mining Code. Freeport, as operator has made an appropriate response to the DRC Ministry of Mines. However, until a resolution can be reached between the partners, the carrying value of the Company’s interest is subject to uncertainty.

The 2007 Reserve Estimate Update disclosed the following information:

Tenke Fungurume, Democratic Republic of Congo (1) (2)
December 31, 2007	Ktonnes	TCu%	TCo%

Mineral Reserves
Proven	56,000	2.11	0.36
Probable	44,000	2.47	0.30
Proven + Probable	100,000	2.27	0.33

Measured Resources
Oxide	58,551	3.57	0.34
Mixed	64,658	3.27	0.33
Sulfide	3,107	4.37	0.36
Total	126,316	3.44	0.33

Indicated Resources
Oxide	33,714	2.69	0.33
Mixed	74,137	2.42	0.26
Sulfide	937	3.75	0.43
Total	108,788	2.52	0.28

Tenke Fungurume, Democratic Republic of Congo (1) (2)
December 31, 2007	Ktonnes	TCu%	TCo%

Measured + Indicated
Resources
Oxide	92,265	3.25	0.34
Mixed	138,795	2.82	0.29
Sulfide	4,044	4.22	0.37
Total	235,104	3.01	0.31

Inferred Resources
Oxide	70,152	2.75	0.20
Mixed	176,043	2.61	0.20
Sulfide	17,557	1.82	0.13
Total	263,752	2.60	0.19

            Notes:

(1)

Tenke Mineral Reserves are reported at a 1.3% Cu equivalent cut-off based on metal prices of US$2,646/t for copper and US$26,455/t for cobalt. Mineral Resources are reported a 1% Cu equivalent cut-off based on a ratio of 5.7 to 1 Co to Cu.

(2)	The Qualified Person responsible for the Tenke reserve and resource estimates is John Nilsson, PEng, and, for statements made under SEC guidelines, Freeport McMoRan technical staff.

Ozernoe Project

Feasibility studies on the Ozernoe project in the Republic of Buryatia, Eastern Siberia, Russia progressed during 2007. Priorities included additional infill and step out ore deposit drilling, confirmatory metallurgical sampling and testing, commencement of a formal independent party feasibility study and establishment of on-site infrastructure to enable the project to advance.

International independent consultants were retained in the first half of 2007 to advance mineral resource and ore reserve modelling, to complete the overall project feasibility study, and to determine environmental and social impact assessments. Particular highlights or initiatives successfully concluded on the project included the conduct of environmental seminars with local, regional and federal stakeholders on mitigation of project impact, mineral deposit drilling where preliminary indications of resource modelling confirm the previous work by others and initial independent metallurgical test work which also is progressing according to expectations.

During the fourth quarter of 2007, the focus of work was on starting size throughput studies considering as a minimum a 6 million tonne per annum initial mill feed rate. Ore reserve drilling also advanced with the objective of updating overall mineral resource statements in the first half 2008. Metallurgical testing significantly advanced during the fourth quarter 2007 at both Russian and offshore laboratories. Ground water supply wells were drilled and tested to investigate the hydro-geologic regime.

Project progress has been slower than desired and in order to address delays and other perceived shortcomings, a new Project Director was hired in January 2008. This appointment addresses some of the issues on the project. Certain milestones contained within the mineral license are under negotiation.

These milestones need to be extended and, while there is no indication that such extensions will not be given, there is no guarantee that these extensions will be granted.

The recoverability of the Ozernoe property is dependent upon the discovery of economically recoverable reserves, preservation and confirmation of the Joint Venture Company’s licensed interests in the underlying mineral claims, the ability of the Joint Venture Company and the Joint Venture partners to obtain the necessary financing to complete the project, and future profitable production or alternatively, upon the Company’s ability to dispose of the interest on an advantageous basis. Changes in future conditions of ownership, if any, could result in material reductions to the carrying value of the Ozernoe property.

The historic non-NI43-101 compliant resource for Ozernoe is reported as 157 million tonnes grading 5.2% zinc and 1.0% lead making it one of the largest undeveloped open-pitable sulphide zinc resources worldwide.

Item 5	SELECTED CONSOLIDATED FINANCIAL INFORMATION

5.1	Dividends

There are no restrictions which prevent the Company from paying dividends. The Company has not paid dividends on its common shares in the last five years and it has no present intentions of paying any dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business. The directors of the Company will determine if and when dividends should be declared and paid in the future, based on the Company’s financial position at the relevant time.

5.2	Management’s Discussion and Analysis

Reference is made to Management’s Discussion and Analysis relating to the audited consolidated financial statements for the Company for the year ended December 31, 2007 which has been previously SEDAR-filed and is incorporated by reference in this AIF.

5.3	Foreign GAAP

The Company does not prepare its primary consolidated financial information on the basis of foreign GAAP.

Item 6	RISK FACTORS

The Company’s operations are subject to various risks and uncertainties, including, but not limited to, those listed below. Unless the context indicates or implies otherwise, references in this section to the “Company” include the Company and its subsidiaries, including Zinkgruvan, NAN, Galmoy, RNG, PA, Somincor and including Tenke Fungurume Mining Corp. SARL and Morales.

Environmental Protection

Environmental legislation is evolving such that standards, enforcement, fines and penalties for non-compliance are becoming stricter. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in government regulations has the potential to decrease the profitability of future operations.

Market Prices and Exchange Rate Fluctuations

The profitability of the Company’s mining projects is dependent upon the price of zinc, copper, nickel, lead, silver and other metals contained in the concentrates produced and changes in currency exchange rates, in particular relating to the Euro, the Swedish Krona and the U.S. dollar. The prices of precious and base metals and currency exchange rates have fluctuated significantly and are affected by numerous factors beyond the Company’s control, including but not limited to, international economic and political conditions, global and regional consumption patterns, speculative trading activities, levels of supply and demand, availability and costs of metal substitutes, metal stock levels maintained by producers and others, inventory carrying costs and inflation and interest rates. As well, the mining projects of the Company and its competitors may increase production due to new mining developments and improved mining and production methods. These factors affect the prices of precious and base metals, and therefore the economic viability of the Company’s mining interests, and they cannot accurately be predicted.

Escalating Costs

Escalation of costs, outside of the control of the Company, could have an adverse impact on profitability, financial condition of the Company’s operations and on the projected rate of return for the Company’s current and proposed development projects. The magnitude, timing and impact of these escalating costs may vary from the Company’s projections.

Operating Hazards and Risks

The development and operation of a mine or mineral property involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to be overcome. These risks include, among other things, ground fall, flooding, environmental hazards and the discharge of toxic chemicals, discharge of polluted water and tailings, explosions and other accidents that could result in significant costs for clean up. Such occurrences may result in work stoppages, delays in production, increased production costs, damage to or destruction of mines and other producing facilities, injury or loss of life, damage to property, environmental damage and possible legal liability for such damages. Although the Company maintains liability coverage in an amount which it considers adequate for its operations, such occurrences, against which the Company may not be able to insure, or may elect not to insure, may result in a material adverse change in the Company’s financial position. The nature of these risks is such that liabilities may exceed policy limits, in which event the Company would incur substantial uninsured losses.

Mining and Processing

The Company’s business operations are subject to risks and hazards inherent in the mining industry, including, but not limited to, unanticipated variations in grade and other geological problems, water conditions, surface or underground conditions, metallurgical and other processing problems, mechanical equipment performance problems, the lack of availability of materials and equipment, the occurrence of accidents, labour force disruptions, force majeure factors, unanticipated transportation costs, and weather conditions, any of which can materially and adversely affect, among other things, the development of properties, production quantities and rates, costs and expenditures and production commencement dates.

The Company’s processing facilities are dependent upon continuous mine feed to remain in operation. Insofar as the Company’s mines may not maintain material stockpiles of ore or material in process, any significant disruption in either mine feed or processing throughput, whether due to equipment failures, adverse weather conditions, supply interruptions, labour force disruptions or other causes, may have an immediate adverse effect on results of operations of the Company.

The Company periodically reviews mining schedules, production levels and asset lives in its life of mine (“LOM”) planning for all of its operating and development properties. Significant changes in the LOM Plans can occur as a result of experience obtained in the course of carrying out mining activities, new ore discoveries, changes in mining methods and rates, process changes, investments in new equipment and technology, precious metals price assumptions, and other factors. Based on this analysis, the Company reviews its accounting estimates and in the event of an impairment, may be required to write-down the carrying value of a mine or mines. This complex process continues for the economic life of every mine in which the Company has an interest.

As a result of the foregoing risks, among other things, expenditures on any of the Company’s projects, including the development of the Ozernoe zinc/lead deposit, the Lombador zinc deposit and the Zinkgruvan Expansion Programme, actual production quantities and rates, and cash costs may be materially and adversely affected and may differ materially from anticipated expenditures, production quantities and rates, and costs, just as estimated production dates may be delayed materially, in each case especially to the extent development projects are involved. Any such events can materially and adversely affect the Company’s business, financial condition, results of operations and cash flows.

Mine Development Risks

The Company’s ability to maintain, or increase, its annual production of zinc, silver, copper, nickel and base metals will be dependent in significant part on its ability to bring new mines into production and to expand existing mines. Although the Company utilizes the operating history of its existing mines to derive estimates of future operating costs and capital requirements, such estimates may differ materially from actual operating results at new mines or at expansions of existing mines. The economic feasibility analysis with respect to any individual project is based upon, among other things, the interpretation of geological data obtained from drill holes and other sampling techniques, feasibility studies (which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed), precious and base metals price assumptions, the configuration of the orebody, expected recovery rates of metals from the ore, comparable facility and equipment costs, anticipated climatic conditions, estimates of labour, productivity, royalty or other ownership requirements and other factors. Some of the Company’s development projects, including the Ozernoe zinc/lead deposit, are also subject to the successful completion of final feasibility studies, issuance of necessary permits and other governmental approvals and receipt of adequate financing. Although the Company’s feasibility studies are generally completed with the Company’s knowledge of the operating history of similar ore bodies in the region, the actual operating results of its development projects may differ materially from those anticipated, and uncertainties related to operations are even greater in the case of development projects.

Governmental and Environmental Regulation

The Company’s mining operations and exploration activities are subject to extensive foreign laws and regulations governing exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupation health, handling, storage and transportation of hazardous substances and other matters. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Company’s mines and other facilities in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the Company would not proceed with the development of or continue to operate a mine.

As part of its normal course operating and development activities, the Company has expended significant resources, both financial and managerial, to comply with government regulations and permitting requirements, and will continue to do so in the future. Moreover, it is possible that future regulatory developments, such as increasingly stricter environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Company’s operations, could result in substantial costs and liabilities in the future.

The Company is required to obtain government permits to develop its reserves and for expansion or advanced exploration activities at its operating and exploration properties. Obtaining the necessary government permits is a complex and time-consuming process involving numerous foreign government agencies. The duration and success of each permitting effort are contingent upon many variables not within the Company’s control. In the case of foreign operations, government approvals, licenses and permits are, as a practical matter, subject to the discretion of the applicable governments or governmental officials. In the context of environmental protection permitting, including the approval of reclamation plans, the Company must comply with known standards, existing laws and regulations that may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and the interpretation of the laws and regulations implemented by the permitting authority. The failure to obtain certain permits, or the imposition of extensive conditions upon certain permits, could have a material adverse effect on the Company’s business, operations and prospects.

Many of the mineral rights and interests of the Company are subject to government approvals, licenses and permits. Such approvals, licenses and permits are, as a practical matter, subject to the discretion of the applicable governments or government officials. No assurance can be given that the Company will be successful in maintaining any or all of the various approvals, licenses and permits in full force and effect without modification or revocation.

New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations, could have a material adverse impact on the Company’s results of operations and financial condition.

Environmental and Other Regulatory Requirements

All phases of mining and exploration operations are subject to government regulation including regulations pertaining to environmental protection. Environmental legislation is becoming stricter, with increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors and employees. There can be no assurance that possible future charges in environmental regulation will not adversely affect the Company’s operations. As well, environmental hazards may exist on a property in which the Company holds an interest which were caused by previous or existing owners or operators of the properties and of which the Company is not aware at present. Operations at the Company’s mines are subject to strict environmental and other regulatory requirements, including requirements relating to the production, handling and disposal of hazardous materials, pollution controls, health and safety and the protection of wildlife. The Company may be required to incur substantial capital expenditures in order to comply with these requirements. Any failure to comply with the requirements could result in substantial fines, delays in production, or the withdrawal of the Company’s mining licences.

Government approvals and permits are required to be maintained in connection with the Company’s mining and exploration activities. Although the Company currently has all the required permits for its operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations or additional permits for any possible future changes to the Company’s operations, including any proposed capital improvement programs. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws, may have a material adverse impact on the Company resulting in increased capital expenditures or production costs, reduced levels of production at producing properties or abandonment or delays in development of properties.

Legal Environment

The current legal environment in certain countries in which the Company has operations or assets is characterized by inconsistent legislation. A level of uncertainty in application exists due to frequent policy shifts and lack of administrative experience. Additionally, regulations are often interpreted in an unpredictable manner. There can be no assurance that laws, orders, rules, regulations and other legislation currently relating to the Company’s investments and operations in these countries will not be altered, in whole or in part, or that a foreign court or other authority will not interpret existing legislation, whether retroactively or otherwise, in such a way that would have an adverse impact on the Company.

SOX Compliance

Section 404 of the Sarbanes-Oxley Act (“SOX”) requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and, for fiscal years commencing with our fiscal year ended December 31, 2007, an attestation report by the Company’s independent auditors addressing their audit of internal controls over financial reporting. In the annual assessment for 2007 the Company concluded that its internal control over financial reporting was not effective as at December 31, 2007. Until remediated, the control deficiencies could result in a material misstatement to the Company’s consolidated financial statements and disclosures that would not be prevented or detected.

As the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that it continues to improve its internal control over financial reporting. Although the Company has devoted, and intends to continue to devote, substantial time and incur costs, as necessary, to achieve and maintain compliance, there can be no assurance that it will be successful in complying with Section 404 of SOX.

Risk of International Operations

In certain countries in which the Company has assets and operations, such assets and operations are subject to various political, economic and other uncertainties, including, among other things, the risks of expropriation, nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, international monetary fluctuations, currency controls and foreign governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. In addition, in the event of a dispute arising from foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for the

Company to accurately predict such developments or changes in laws or policy or to what extent any such developments or changes may have a material adverse effect on the Company’s operations.

Political Environment

There can be no assurance that industries which are deemed of national or strategic importance in countries in which the Company has operations or assets, including mineral exploration, production and development, will not be nationalized. The risk exists that further government limitations, restrictions or requirements, not presently foreseen, will be implemented. Changes in policy that alter laws regulating the mining industry could have a material adverse effect on the Company. There can be no assurance that the Company’s assets in these countries will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by an authority or body.

Mineral Resource and Reserve Estimates

The Company’s reported mineral resources and ore reserves and the reported Mineral Resources and Mineral Reserves are only estimates. No assurance can be given that the estimated Mineral Resources and Mineral Reserves will be recovered or that they will be recovered at the rates estimated. Mineral Resource and Mineral Reserve estimates are based on limited sampling, and, consequently, are uncertain because the samples may not be representative. Mineral Resource and Mineral Reserve estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, may render certain Mineral Resources and Mineral Reserves uneconomic and may ultimately result in a restatement of estimated resources and/or reserves. Moreover, short-term operating factors relating to the Mineral Resources and Mineral Reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades or types, may adversely affect the Company’s profitability in any particular accounting period.

Estimation of Asset Carrying Values

The Company annually undertakes a detailed review of the LOM Plans for its operating properties and an evaluation of the Company’s portfolio of development projects, exploration projects and other assets. The recoverability of the Company’s carrying values of its operating and development properties are assessed by comparing carrying values to estimated future net cash flows from each property.

Factors which may affect carrying values include, but are not limited to, gold, silver, and base metal prices, capital cost estimates, mining, processing and other operating costs, grade and metallurgical characteristics of ore, mine design and timing of production. In the event of a prolonged period of depressed prices, the Company may be required to take additional material write-downs of its operating and development properties.

Exploration and Development

Certain of the Company’s properties are in the exploration stages only and are without known bodies of commercial ore. Development of these properties may follow only upon obtaining satisfactory exploration results. The long-term profitability of the Company’s operations are directly related to the cost and success of its exploration and development programs. Mineral exploration and development are highly speculative businesses, involving a high degree of risk. Few properties which are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration and development activities will result in any ore discoveries. There is also no assurance that, even if ore is discovered, a mineral property will be brought into commercial production. Discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, many of which are beyond the Company’s control, such as the particular attributes of the deposit (such as size, grade and proximity to infrastructure), metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection.

Mining Risks and Insurance

The business of mining and mineral exploration is generally subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, contaminations, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as prolonged periods of inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mining, monetary losses and possible legal liability. The Company maintains insurance against certain risks that are typical in the mining industry and in amounts that the Company believes to be reasonable, but which may not provide adequate coverage in certain circumstances. However, insurance against certain risks (including certain liabilities for environmental pollution or other hazards as a result of exploration and production) is not generally available to the Company or to other companies in the industry on acceptable terms.

Requirement for Further Capital

The Company’s financial position as at December 31, 2007 and the operating cash flow expected from its operations are sufficient to discharge liabilities as they become due and to fund planned project and capital expenditures in 2008. However, the Company’s ability to develop any other property in which the Company acquires an interest, may depend upon the Company’s ability to obtain financing through joint ventures, debt financing, equity financing or other means.

Uninsurable Risks

In the course of exploration, development, and mining of mineral properties, certain unanticipated conditions may arise, or unexpected or unusual events may occur, including rock bursts, cave-ins, fires, floods, or earthquakes. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or for other reasons. Should such liabilities arise, they may reduce or eliminate any future profitability and may result in a decline in the value of the securities of the Company.

No Assurance of Titles or Boundaries

Although the Company has investigated the right to explore and exploit its various properties and obtained records from government offices with respect to all of the mineral claims comprising its properties, this should not be construed as a guarantee of title. Other parties may dispute the title to a property or the property may be subject to prior unregistered agreements and transfers or land claims by aboriginal, native, or indigenous peoples. The title may be affected by undetected encumbrances or defects or governmental actions. The Company has not conducted surveys of all of its properties and the precise area and location of claims or the properties may be challenged.

Joint Venture Interest in the Ozernoe Project and the Tenke Fungurume Project

The Company’s joint venture partner in the Ozernoe Project is IFC Metropol LLC; its joint venture partner in the Tenke Fungurume is Freeport-McMoRan Copper & Gold Inc. There may be risks associated with either of these joint venture partners, including with their financial condition, of which the Company is not aware.

Counterparties

The Company is exposed to various counterparty risks. When the Company sells ore to third parties there is a risk for non-payment by the purchasers of the Company’s ore. Furthermore, there is a risk for non-payment by joint venture partners of their share of joint venture expenditures. Consequently, non-payment by either purchasers or joint venture partners may adversely affect the Company’s financial position and financial results.

Tax

The Company runs its business in different countries and strives to run its business in as tax efficient a manner as possible. The tax systems in certain of these countries are complicated and subject to changes. By this reason, future negative effects on the result of the Company due to changes in tax regulations cannot be excluded.

Employee Relations

A prolonged labour disruption at any of the Company’s mining operations could have a material adverse effect on the Company’s ability to achieve its objectives with respect to such properties and its operations as a whole.

Competition

The mining industry is highly competitive. The Company competes with other companies, including major mining companies. Some of these companies have greater financial resources than the Company and, as a result, may be in a better position to compete for future business opportunities.

Repatriation of Earnings

Repatriation of earnings to Canada from other countries may be subject to withholding taxes. The Company has no control over the withholding tax rates in the countries where the operations are carried out.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges and power and water supplies are important determinants which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage or government or other interference in the maintenance or provision of such infrastructure could adversely affect the activities and profitability of the Company.

Under the original planning permission, Galmoy is obliged to supply potable water to approximately 2,000 people who reside in the town of Rathdowney or close to the mine site. This was achieved by installing two high yielding wells (a production well and standby well), a chlorination plant and a storage reservoir in 1996. The turbidity of the water in the standby well does not meet the drinking water regulations and therefore only the production well is capable of supplying potable water. As the reservoir capacity is limited to about one day’s water supply, the Company plans to drill and equip another standby well, which will mitigate the risk of supply challenges to the community.

During recent years, the regional supply of water has been the object of political debate between the province in which Aguablanca operates and two neighbouring provinces. The Company continues to negotiate with local authorities to acquire all of the water licences required to satisfy all of its supply requirements.

Dilution

There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future which will result in further dilution to the Company’s shareholders.

Dependence on Management

The Company’s business is dependent upon continued support of existing management, in particular the Company’s Chairman, Lukas H. Lundin, its President, and Chief Executive Officer, Phil Wright, its Chief Financial Officer, Anders Haker, and its Chief Operating Officer, João Carrêlo. The loss of any key member of the Company’s existing management could adversely affect the Company’s prospects.

Share Price Volatility

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies, has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that such fluctuations will not affect the price of the Company’s securities.

Item 7	DESCRIPTION OF SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of Common Shares without nominal or par value, and one special share (a “Special Share”) without nominal or par value. The Special Share is not outstanding.

The holders of Common Shares are entitled to receive notice of and attend all meetings of shareholders with each Common Share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. The holders of Common Shares are entitled to dividends if, as and when declared by the board of directors of the Company. The Common Shares are entitled upon liquidation, dissolution or winding up of the Company to receive the remaining assets of the Company available for distribution to shareholders.

Item 8	MARKET FOR SECURITIES

8.1	Exchange Listing

The common shares of the Company are traded on the Toronto Stock Exchange under the symbol “LUN” and on the New York Stock Exchange under the symbol “LMC”; its Swedish Depository Receipts trade on the O-list of the Stockholm Stock Exchange under the symbol “LUMI”.

8.2	Transfer Agent and Registrar

The transfer agent and registrar for the Company’s common shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia.

8.3	Trading Price and Volume

The following table provides information as to the monthly high and low closing prices of the Company’s Shares during the 12 months of the most recently completed financial year as well as the volume of Shares traded for each month on the Toronto Stock Exchange:

Month	High	Low	Volume

January (1)	$14.76	$12.42	36,447,168
February	$13.66	$11.73	38,908,748
March	$13.08	$11.14	25,699,895
April	$15.84	$12.75	69,076,893
May	$14.70	$12.66	41,159,183
June	$13.64	$12.15	48,031,995
July	$15.42	$13.00	52,083,924
August	$13.80	$9.94	50,248,612
September	$13.00	$11.06	35,458,915
October	$13.97	$11.80	47,623,907
November	$12.38	$8.90	86,698,417
December	$10.32	$8.52	38,613,448

Note:
(1)	After providing for the 3:1 split that was effective, for trading purposes, on February 1, 2007.

8.4	Escrowed Securities

There are no Lundin Mining securities in escrow.

Item 9	DIRECTORS AND OFFICERS

9.1	Name, Address, Occupation and Security Holding of Directors and Officers

The table below states, as at the date of this Annual Information Form, the name, municipality of residence and principal occupations in which each of the current directors and senior officers of the Company have been engaged during the preceding five years, together with the number of common shares of the Company owned by them as at the date of this Annual Information Form.

Name, residence and current position(s) held in the Company	Principal occupations for last five years	Served as director or officer since	Number of securities owned (directly or indirectly) or controlled at present (1)

Lukas H. Lundin Vancouver, British Columbia, Canada Chairman and Director	Chairman and a Director of Lundin Mining Corporation; Director and Officer of a number of publicly traded resource-based companies	September 9, 1994	559,311 common shares

Phil Wright Vancouver, British Columbia, Canada President, Chief Executive Officer and Director	Private investor; President and Chief Executive Officer of Lundin Mining Corporation since January 16, 2008	January 16, 2008	600,000 options @ $6.62

Colin K. Benner Vancouver, British Columbia, Canada Director

Vice Chairman, President and Chief Executive Officer of Skye Resources Inc. since March 1, 2008; Vice Chairman, Chief Executive Officer and Director of the Company from October 31, 2006 to April 1,2007; Vice Chairman, Chief Executive Officer and a Director of EuroZinc Mining Corporation from December 21, 2004 to October 31, 2006 and former President, Chief Executive Officer and Director of Breakwater Resources Ltd. in Toronto, Ontario

		October 31, 2006	50,668 common shares

Donald Charter (2) Etobicoke, Ontario, Canada Director

Corporate Director and President 3C’s Corporation; prior to December 2005; Chairman, President and Chief Executive Officer of Dundee Securities Corporation; Executive Vice President of Dundee Corporation and Dundee Wealth Management; partner in a law firm prior to 1996

		October 31, 2006	11,424 common shares 142,800 options @ $9.14

John H. Craig Toronto, Ontario, Canada Director	Lawyer, partner of Cassels Brock & Blackwell LLP	June 11, 2003	61,849 common shares 56,500 options @ $5.57

Name, residence and current position(s) held in the Company	Principal occupations for last five years	Served as director or officer since	Number of securities owned (directly or indirectly) or controlled at present (1)

Brian D. Edgar Vancouver, British Columbia, Canada Director	President, Chief Executive Officer and Director of Dome Ventures Corporation; Director of a number of publicly traded companies	September 9, 1994	30,000 common shares

David F. Mullen Vancouver, British Columbia, Canada Director	Chief Executive Officer of HSBC Capital (Canada) Inc. and Head of Private Equity North America; director of a number of publicly traded companies	October 31, 2006	8,466 common shares 57,120 options @ $2.10

Anthony O’Reilly Dublin, Ireland Director

Chief Executive of Providence Resources Plc.; formerly Chairman of Arcon International Resources Plc. and former Chief Executive of Josiah Wedgwood & Sons Limited; Director of a number of publicly traded companies

		May 25, 2005	65,634 common shares

Dale C. Peniuk C.A. (2) West Vancouver, British Columbia, Canada Director	Chartered Accountant; financial consultant to the mining industry; formerly an Assurance partner with KPMG LLP, Chartered Accountants; Director of a number of publicly traded companies	October 31, 2006	142,800 options @ $10.15

William A. Rand (2) Vancouver, British Columbia, Canada Director	President and Director of Rand Edgar Investment Corp.; Director and Officer of a number of publicly traded companies	September 9, 1994	223,424 common shares

João Carrẽlo Reading, U.K. Executive Vice President and Chief Operating Officer

Executive Vice President and Chief Operating Officer (Iberian Pyrite Belt Operations) since October 31, 2006; Executive Vice President and Chief Operating Officer of EuroZinc Mining Corporation from May 24, 2006 to October 31, 2006; Country Manager and Managing Director of Somincor from June 27, 2005 to May 24, 2006; formerly Chief Executive Officer of Iberpotash S.A., Spain, and Director of Cleveland Potash Ltd., United Kingdom

		October 31, 2006	135,360 options @ $2.30 171,360 options @ $10.15 100,000 options @ $10.58 200,000 options @ $9.63

Paul Conibear West Vancouver, British Columbia, Canada Senior Vice President, Special Projects

Senior Vice President of the Company since July 3, 2007; President and Chief Executive Officer of Suramina Resources Inc. from June 11, 2007 – September 30, 2007; President and Chief Executive Officer of Tenke Mining Corporation from November 26, 2002 to July 13, 2007

		June 28, 2007	666,197 (3) common shares 270,000 options @ $12.74

Anders Haker Norrtälje,Sweden Vice President and Chief Financial Officer	Chief Financial Officer of the Company since April 2005. Formerly financial consultant 2002 to 2005	April 4, 2005	240,000 options @ $12.74

Name, residence and current position(s) held in the Company	Principal occupations for last five years	Served as director or officer since	Number of securities owned (directly or indirectly) or controlled at present (1)

Kevin Hisko West Vancouver, British Columbia, Canada Corporate Secretary	Partner, McCullough O’Connor Irwin LLP, Solicitors; formerly a partner with Campney Murphy, Barristers and Solicitors	May 26, 2005	Nil

Manfred Lindvall Skellefteå, Sweden Vice President Environment, Safety and Health	Vice President of Environment, Safety and Health since February 2006; formerly Vice President, Environment, Safety and Health for Boliden AB	February 15, 2006	6,600 common shares 90,000 options @ $12.74

Neil O’Brien London, Ontario, Canada Senior Vice President, Exploration and Business Development

Senior Vice President, Exploration and Business Development of the Company since March, 2007; Vice President of Exploration of the Company since September 2005; formerly General Manager, Minera Teck Cominco (Mexico) and Senior Geologist, Teck Cominco Ltd.

		September 1, 2005	59,500 common shares 240,000 options @ $12.74

Mikael Schauman Stockholm, Sweden Vice President, Marketing	Vice President, Marketing of the Company since February 2007; formerly Senior Non- Ferrous Concentrates Trader at Mitsui & Co. Metals (USA), Inc.	February 9, 2007	120,000 options @ $12.70

Wojtek Wodzicki Vancouver, British Columbia, Canada Vice President, Strategic Partnerships	Vice President, Strategic Partnerships of the Company since April 1, 2007; formerly General Manager Exploration, North America with Teck Cominco Ltd.	April 1, 2007	120,000 options @ $14.97

Barbara Womersley Vancouver, British Columbia, Canada Vice President of Human Resources

Vice President of Human Resources of the Company since November 26, 2007; formerly Human Resources Manager, Barrick Tanzania from December 7, 2005 to August 18, 2007; formerly Human Resources Associate and Change Management Team Lead, Placer Dome Inc. from October 18, 2004 to December 6, 2005

		November 26, 2007	120,000 options @ $9.63

Notes:

(1)	On a non-diluted basis. The information as to common shares beneficially owned has been provided by the directors and officers themselves.

(2)	Members of the audit committee.

(3)	Includes 80,850 common shares registered in the name of Mr. Conibear’s spouse.

The Company’s directors will hold office until the next annual general meeting of the Company. The Company has an Audit Committee, a Corporate Governance Committee, a Human Resources/Compensation Committee and an Environmental, Safety and Health Committee.

Certain directors and officers of the Company have other business interests and do not devote all of their time to the affairs of the Company. See “Conflicts of Interest” below.

The directors and officers of the Company hold, as a group, a total of 1,662,223 common shares, representing 0.43% of the number of common shares of the Company issued and outstanding as of March 31, 2008.

9.2	Corporate Cease Trade Orders or Bankruptcies

Except as noted below, no director, officer of the Company, or shareholder holding a sufficient number of shares of the Company to materially affect control of the Company, is, or within the ten years before the date of this Annual Information Form has been, a director or officer of any other corporation that, while that person was acting in that capacity:

(a)

was the subject of a cease trade or similar order, or an order that denied such corporation access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days; or

(b)

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceeding, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of such corporation.

Messrs. Rand and Edgar are currently and were directors of New West Energy Services Inc. (formerly Lexacal Investment Corp.) (TSX-V) when, on September 5, 2006, a cease trade order was issued against that company by the British Columbia Securities Commission for failure to file its financial statements within the prescribed time. The default was rectified and the order was rescinded on November 9, 2006.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors, officers and any control shareholder of the Company individually.

9.3	Penalties or Sanctions

No director, officer of the Company, or shareholder holding a sufficient number of shares of the Company to materially affect control of the Company, has been the subject of any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority, or been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor in making an investment decision.

9.4	Personal Bankruptcies

During the ten years preceding the date of this Annual Information Form, no director, officer or shareholder holding a sufficient number of shares of the Company to affect materially the control of the Company, or a personal holding company of any such person, has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceeding, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold his or her assets.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors, officers and any control shareholder of the Company individually.

9.5	Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or the terms of such participation. From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties, thereby allowing for their participation in larger programs, the involvement in a greater number of programs or a reduction in financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of Canada, the directors or the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and the financial position at that time.

During the year ended December 31, 2007, the Company incurred management and administrative service fees of US$0.5 million payable to Namdo Management Services Ltd., a corporation owned by a director of the Company.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosure by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the Canada Business Corporations Act and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. Other than as disclosed above, the directors and officers of the Company are not aware of any such conflicts of interest in any existing or contemplated contracts with or transactions involving the Company.

Item 10	AUDIT COMMITTEE

Under Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”), companies are required to provide disclosure with respect to their audit committee including the text of the audit committee’s charter, composition of the audit committee and the fees paid to the external auditor. Accordingly the Company provides the following disclosure with respect to its audit committee:

10.1	Audit Committee Charter

The following is the text of the Audit Committee’s Charter:

A.	PURPOSE

          The overall purpose of the Audit Committee (the “Committee”) is to ensure that the Corporation’s management has designed and implemented an effective system of internal financial controls, to review and report on the integrity of the consolidated financial statements of the Corporation and to review the Corporation’s compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts.

B.	COMPOSITION, PROCEDURES AND ORGANIZATION

1.

The Committee shall consist of at least three members of the Board of Directors (the “Board”), all of whom shall be “independent directors”, as that term is defined in Multilateral Instrument 52- 110, “Audit Committees”.

2.

All of the members of the Committee shall be “financially literate” (i.e. able to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements).

3.

At least one member of the Committee shall have accounting or related financial expertise (i.e. able to analyze and interpret a full set of financial statements, including the notes thereto, in accordance with generally accepted accounting principles).

4.

The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

5.	Unless the Board shall have appointed a chair of the Committee or in the event of the absence of the chair, the members of the Committee shall elect a chair from among their number.

6.

The secretary of the Committee shall be designated from time to time from one of the members of the Committee or, failing that, shall be the Corporation’s Corporate Secretary, unless otherwise determined by the Committee.

7.

The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

8.

The Committee shall have access to such officers and employees of the Corporation and to the Corporation’s external auditors, and to such information respecting the Corporation, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

9.	Meetings of the Committee shall be conducted as follows:

(a)

the Committee shall meet at least four times annually at such times and at such locations as may be requested by the Chair of the Committee. The external auditors or any member of the Committee may request a meeting of the Committee;

(b) the external auditors shall receive notice of and have the right to attend all meetings of the Committee;

	(c)	the Chair of the Committee shall be responsible for developing and setting the agenda for Committee meetings and determining the time and place of such meetings;

	(d)	the following management representatives shall be invited to attend all meetings, except executive sessions and private sessions with the external auditors:

(i) Chief Executive Officer; and

(ii) Chief Financial Officer;

	(e)	other management representatives shall be invited to attend as necessary; and

	(f)	notice of the time and place of every meeting of the Committee shall be given in writing to each member of the Committee a reasonable time before the meeting.

10.

The internal auditors and Committee through its chair and may bypass management if deemed necessary. The Committee, the external auditors shall have a direct line of communication to the through its Chair, may contact directly any employee in the Corporation as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

11.

The Committee shall have authority to engage independent counsel and other advisors as it determines necessary to carry out its duties, to set and pay the compensation for any advisors employed by the Audit Committee and to communicate directly with the internal and external auditors.

C.	ROLES AND RESPONSIBILITIES

1.	The overall duties and responsibilities of the Committee shall be as follows:

(a)

to assist the Board in the discharge of its responsibilities relating to the Corporation’s accounting principles, reporting practices and internal controls and its approval of the Corporation’s annual and quarterly consolidated financial statements;

	(b)	to establish and maintain a direct line of communication with the Corporation’s internal and external auditors and assess their performance;

	(c)	to ensure that the management of the Corporation has designed, implemented and is maintaining an effective system of internal financial controls; and

	(d)	to report regularly to the Board on the fulfilment of its duties and responsibilities.

2.	The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

	(a)	to recommend to the Board a firm of external auditors to be engaged by the Corporation, and to verify the independence of such external auditors;

	(b)	to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

	(c)	review the audit plan of the external auditors prior to the commencement of the audit;

	(d)	to review with the external auditors, upon completion of their audit:

		(i)	contents of their report;

		(ii)	scope and quality of the audit work performed;

		(iii)	adequacy of the Corporation’s financial and auditing personnel;

		(iv)	co-operation received from the Corporation’s personnel during the audit;

		(v)	internal resources used;

		(vi)	significant transactions outside of the normal business of the Corporation;

		(vii)	significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

		(viii)	the non-audit services provided by the external auditors;

	(e)	to discuss with the external auditors the quality and not just the acceptability of the Corporation’s accounting principles; and

	(f)	to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management.

3.	The duties and responsibilities of the Committee as they relate to the Corporation’s internal auditors are to:

	(a)	periodically review the internal audit function with respect to the organization, staffing and effectiveness of the internal audit department;

	(b)	review and approve the internal audit plan; and

	(c)	review significant internal audit findings and recommendations, and management’s response thereto.

4.	The duties and responsibilities of the Committee as they relate to the internal control procedures of the Corporation are to:

(a)

review the appropriateness and effectiveness of the Corporation’s policies and business practices which impact on the financial integrity of the Corporation, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

	(b)	review compliance under the Corporation’s Business Conduct Policy and to periodically review this policy and recommend to the Board changes which the Committee may deem appropriate;

	(c)	review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Corporation; and

	(d)	periodically review the Corporation’s financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

5.	The Committee is also charged with the responsibility to:

	(a)	review the Corporation’s quarterly statements of earnings, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;

	(b)	review and approve the financial sections of:

(i) the annual report to shareholders;

(ii) the annual information form;

(iii) prospectuses; and

(iv) other public reports requiring approval by the Board,

and report to the Board with respect thereto;

	(c)	review regulatory filings and decisions as they relate to the Corporation’s consolidated financial statements;

(d)

review the appropriateness of the policies and procedures used in the preparation of the Corporation’s consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

	(e)	review and report on the integrity of the Corporation’s consolidated financial statements;

	(f)	review the minutes of any audit committee meeting of subsidiary companies;

(g)

review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Corporation and the manner in which such matters have been disclosed in the consolidated financial statements;

	(h)	review the Corporation’s compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of material facts;

(i)

develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board of Directors following each annual general meeting of shareholders; and

	(j)	establish procedures for:

(i) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and

	(ii)	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

10.2	Audit Committee Members

The Audit Committee consists of the following members:

Dale Peniuk, Chairman	Independent (1)	Financially Literate (2)
William A. Rand	Independent (1)	Financially Literate (2)
Donald Charter	Independent (1)	Financially Literate (2)

Notes:

(1)

A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment, or is otherwise deemed to have a material relationship under Policy MI 52-110.

(2)

An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues and can reasonably be expected to be raised by the Company’s financial statements.

10.3	Relevant Education and Experience

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as a member of the Audit Committee are as follows:

Dale Peniuk

Mr. Peniuk is a chartered accountant and a graduate of the University of British Columbia (B.Comm). Mr. Peniuk was an assurance partner with KPMG LLP Canada from 1996 to 2006 and was the leader of their British Columbia mining practice. In addition to Lundin Mining, he is presently a Director and audit committee Chair of Corriente Resources Inc., Quest Capital Corp., Rainy River Resources Ltd., Reservoir Capital Corp. and Q2 Gold Resources Ltd.

William A. Rand

Mr. Rand is a retired corporate and securities lawyer and mining executive with a B.Comm. from McGill University (Honours in Economics and Major in Accounting), who has sat on a number of boards and audit committees of public companies for over 25 years. Through this education and experience, Mr. Rand has experience overseeing and assessing the performance of companies and public accountants with respect to the preparation, auditing and evaluation of financial statements.

Donald Charter

Mr. Charter has both an Honours B.A. in economics and an LLB, both from McGill University. Mr. Charter has attained financial experience and exposure to accounting and financial issues in his current role as Corporate Director and in his previous roles as Chairman and Chief Executive Officer of Dundee Securities Corporation and as Executive Vice President of Dundee Corporation and Dundee Wealth Management.

10.4	External Auditor Service Fees

Financial Year Ending(1)	Audit Fees(2) (US$)	Audit Related Fees(3) (US$)	Tax Fees(4) (US$)	All Other Fees(5) (US$)

2007	$2,600,608	$ 35,247	$633,894	$197,347
2006	$ 713,667	$132,397(6)	$ 28,104	$425,709(7)

Notes:

(1)	PricewaterhouseCoopers LLP, who replaced KPMG LLP, was appointed as the Company’s auditors in October 2006.

(2)	The aggregate fees paid or accrued for audit services.

(3)

Pertains to assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and that are not disclosed in the ‘Audit Fees’ column.

(4)	Pertains to professional services for tax compliance, tax advice, and tax planning.

(5)	Pertains to professional services provided in respect of the acquisition of Tenke and of RNG by the Company, not included in the previous categories.

(6)	Includes US$87,350 paid to KPMG in respect of the Lundin/EuroZinc merger, US$12,033 paid to KPMG in respect of the US GAAP reconciliations.

(7)

Includes fees paid to PWC in respect of due diligence related to the Ozernoe Project (US$55,663) and in respect of tax elections related to the EuroZinc merger (US$187,905), and to KPMG in respect of due diligence related to the EuroZinc merger (US$69,541).

Item 11	LEGAL PROCEEDINGS

Except as referenced elsewhere in this AIF, neither Lundin Mining nor its material subsidiaries and material properties are subject to any material legal proceedings.

Item 12	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The Company believes no director or executive officer of the Company or any person or company that is the direct or indirect beneficial owner of, or who exercise control or direction over, more than 10% of any class or series of the Company’s outstanding voting securities or any associate or affiliate of any of the persons or companies referred to above has any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries, occurring during the years ended December 31, 2007, 2006, 2005, or the current year.

Item 13	INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP, Chartered Accountants, are the Company’s auditors and have prepared an opinion with respect to the Company’s consolidated financial statements as at and for the year ended December 31, 2007 and an opinion on the Company’s internal control over financial reporting as at December 31, 2007. PricewaterhouseCoopers LLP has advised the Company that it is independent in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia and the SEC’s rules on auditor independence.

Item 14	ADDITIONAL INFORMATION

14.1	Information Provided on Request

The Company shall provide to any person, upon request to the Secretary of the Company:

(a)

when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus that has been filed in respect of a distribution of its securities:

		(i)	one copy of the AIF of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF;

(ii)

one copy of the comparative financial statements of the Company for its most recently completed financial year in which financial statements have been filed together with the accompanying report of the auditor and one copy of any interim financial statements of the Company that have been prepared subsequent to the financial statements for its most recently completed financial year;

(iii)

one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of director or one copy of any annual filing prepared in lieu of that information circular, as appropriate; and

(iv)

one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i), (ii) to (iii) above; or

(b)

at any other time, one copy of any other documents referred to in (a)(i), (ii) and (iii) above, provided the Company may require the payment of a reasonable charge if the request is made by a person who is not a securityholder of the Company.

14.2	Information Contained in Information Circular and Financial Statements

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company’s information circular for its 2006 annual general meeting of its shareholders. Additional financial information is provided in the Company’s comparative consolidated financial statements for December 31, 2007, a copy of which has been filed with each applicable securities commission.

14.3	Information Found on SEDAR

Additional information relating to the Company can be found on the SEDAR website at www.sedar.com under the Company’s profile.